--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

FFD FINANCIAL CORPORATION

-------------------------------------------------------------------------------

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

-------------------------------------------------------------------------------

(Title of Class of Securities)

30243 C 10 7

-----------------

(CUSIP Number)

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

-------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

October 28, 2005

--------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

HC

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

68550

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

68550

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68550

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IA

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

RICHARD BARONE

-------------------------------------------------------------------------------

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

68550

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

68550

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68550

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

FRED DISANTO

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

12000

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

12000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.01

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CNM MANAGEMENT, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

15000

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

15000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.25

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14

TYPE OF REPORTING PERSON*

IA

-------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CARMEN ILACQUA

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

16500

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

16500

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16500

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.38

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.

Security and Issuer

This Statement relates to the shares of the Common Stock, no par value (the "Shares") of FFD Financial Corporation, an Ohio corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 321 North Wooster Avenue, Dover, Ohio 44622.

Item 2.

Identity and Background

This Statement is filed on behalf of all persons and entities and participants of Ancora Capital, Inc., an entity incorporated under the laws of the State of Ohio (“Ancora Capital”), Ancora Advisors, LLC, an entity incorporated under the laws of the State of Nevada (“Ancora Advisors”), CNM Management, LLC, an entity incorporated under the laws of the State of Deleware, Fred Disanto, an individual (hereinafter “Mr. Disanto”), an individual, Carmen Ilacqua (hereinafter, Mr. Ilacqua), an individual, and Richard Barone, an individual (hereinafter “Mr. Barone”).

Ancora Securities, Inc., the main subsidiary of Ancora Capital is a Nevada corporation (“Ancora Securities”), registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").  Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

Ancora Advisors is an investment advisor registered with the SEC. Ancora Advisors has the power to dispose of the shares owned by the investment clients for which it acts as an advisor, including the Ancora Mutual Funds, which include the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, and Ancora Bancshares (together, the “Ancora Mutual Funds”), all of which are registered under the Investment Company Act of 1940. Ancora Advisors disclaims beneficial ownership of such shares owned by the Ancora Mutual Funds except to the extent of its pecuniary interest therein. Ancora Advisors also has the power to dispose of the shares owned by Merlin Partners, L.P. a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies, for which Ancora Advisors acts as its General Partner. Ancora Advisors disclaims beneficial ownership of such Shares owned by Merlin Partners, L.P. except to the extent of its pecuniary interest therein. Ancora Advisors’ principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

CNM Management, LLC (“CNM”) is the General Partner of ELI Investment Partners, L.P. (“ELI”), a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. CNM’s principal place of business is 571 Timberline Trail, Cleveland, Ohio 44143.

Mr. Barone is the controlling shareholder of Ancora Capital and Ancora Advisors; principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Mr. Barone’s principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

Mr. Disanto is the Managing Partner of Ancora Advisors. Mr. Disanto’s principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

Mr. Ilacqua is the controlling shareholder of CNM and Portfolio Manager of ELI. Mr. Ilacqua’s principal place of business is 571 Timberline Trail, Cleveland, Ohio 44143.

The aforementioned persons and entities are collectively referred to herein as the “Reporting Persons”.

Each of the Reporting Persons disclaim beneficial ownership of any shares beneficially owned by any other of the Reporting Persons and the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint Filing Agreement attached as Exhibit No. 1. Accordingly, the Reporting Persons are hereby filing a Joint Schedule 13D.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Barone, Disanto, and Ilacqua are citizens of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, CNM and Mr. Ilacqua.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, CNM and Mr. Ilacqua.

CNM owns no Shares directly but CNM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. CNM disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, CNM and Mr. Ilacqua.

Mr. Barone and Mr. Ilacqua have accumulated Shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such Shares are from such accounts. Mr. Disanto has used personal funds to acquire Shares.

The aggregate purchase price of the 68,550 Shares beneficially owned by Ancora Advisors is approximately $1,123,023. The aggregate purchase price of the 12,000 Shares beneficially owned by Mr. Disanto is approximately $206,679.  The aggregate purchase price of the 15,000 Shares beneficially owned by CNM is approximately $276,750. The aggregate purchase price of the 1,500 Shares beneficially owned by Mr. Ilacqua is approximately $28,695.

Item 4.

Purpose of Transaction

The Reporting Persons acquired Shares to establish investment positions in the Issuer. Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

On November 7, 2005, Ancora Advisors sent a letter to the Chairman of the Board of Directors of the Issuer.  The letter is filed as Exhibit No. 2 to this schedule 13D and is incorporated herein by reference.  The letter requests that the Board of Directors engage a qualified investment banking firm to pursue an immediate sale of the Issuer through a competitive auction process and requests that the Board of Directors appoint Fred Disanto to the Board of Directors of the Issuer.

The Reporting Persons reserve the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, change its intention with respect to any and all matters referred to in this Item 4 or take other actions on behalf of its client shareholders. However, the Reporting Persons do not currently have any intention to call a special meeting, to solicit proxies, to oppose management and the board of directors' director nominees or other proposed actions. According to the Home Owners' Loan Act and regulations of the Office of Thrift Supervision, advance notice to or approval by the Office of Thrift Supervision might be necessary for the Reporting Persons to take actions resulting in the Reporting Persons having control or a controlling influence over the Issuer, or the management or policies of the Issuer. The Reporting Persons currently do not intend to take any actions having that result, and they therefore do not currently intend to provide notice to or seek approval of the Office of Thrift Supervision for that purpose, although they reserve the right to do so in the future.

Item 5.

Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,192,253 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on September 30, 2005.

(b) Set forth below for the Reporting Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of November 9, 2005 and the percentage of the Shares outstanding represented by such ownership (based on 1,192,253 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

0

0.00%

Richard Barone(2)

0

0.00%

Ancora Mutual Funds(3)

0

0.00%

Ancora Managed Accounts(4)

21,850

1.83%

Merlin Partners, L.P. (5)

46,700

3.92%

Fred Disanto (6)

12,000

1.01%

ELI Investment Partners, L.P.(7) 15,000

1.26%

Carmen Ilacqua (8)

1,500

0.13%

Total

97,050

 8.14%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors  and Mr. Barone do not own shares directly but, due to Ancora Advisors’ Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone’s positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 0 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 21,850 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone’s position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 46,700 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(6) Shares owned directly by Mr. Disanto as an individual investor and are held at Ancora Securities. Reported shares include those held by Mr. Disanto’s wife.

(7) These Shares are owned by ELI Investment Partners, L.P. CNM and Mr. Ilacqua do not own shares directly but, due to CNM being the General Partner of ELI Investment Partners, L.P. and by virtue of Mr. Ilacqua’s position as Portfolio Manager of ELI Investment Partners, L.P., CNM and Mr. Ilacqua may be deemed to beneficially own 15,000 shares. CNM and Mr. Ilacqua disclaim beneficial ownership of all such Shares.

(8) Shares owned directly by Mr. Ilacqua as an individual investor and are held at Ancora Securities.

(c) Schedule A annexed hereto lists all transactions in the Shares during the last sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the Sale of, the Shares.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


Item 7.

Material to be Filed as Exhibits

1.

Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Richard Barone, Fred Disanto and Carmen Ilacqua, dated November 7, 2005.

2.

Letter to the Chairman of the Board of Directors, dated November 7, 2005.

Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

November 7, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

CNM MANAGEMENT, LLC

By: /s/ Carmen Ilacqua

    Carmen Ilacqua

    Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Fred Disanto

FRED DISANTO

/s/ Carmen Ilacqua

CARMEN ILACQUA

SCHEDULE A

Transactions in the Shares During the Past 60 Days

ANCORA CAPITAL, INC.

N/A

ANCORA SECURITIES, INC.

N/A

ANCORA ADVISORS, LLC

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)

9/21/2005	150	14.85
9/22/2005	850	14.8
9/23/2005	1000	14.7
9/27/2005	2100	14.7
9/28/2005	1400	14.99
9/29/2005	349	15
9/30/2005	2980	15.17
10/3/2005	5192	15.22
10/4/2005	1800	15.5
10/5/2005	2400	15.48
10/6/2005	3549	15.52
10/10/2005	1200	15.58
10/11/2005	-1300	15.6
10/12/2005	900	15.58
10/13/2005	3600	15.65
10/14/2005	250	15.59
10/17/2005	580	15.7
10/18/2005	1300	16.04
10/19/2005	1058	16.08
10/20/2005	-1410	16.24
10/21/2005	600	16.475
10/24/2005	9000	16.82
10/25/2005	9152	17.07
10/27/2005	3000	17
10/28/2005	4000	17.2
10/31/2005	5000	17.2652
11/1/2005	6800	17.39706
11/3/2005	3050	17.8

RICHARD BARONE

N/A

FRED DISANTO

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)

10/25/2005	5700	17.26
10/26/2005	6300	17.19

CNM MANAGEMENT, LLC

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)

11/4/2005	15000	18.45

CARMEN ILACQUA

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)

11/4/2005	1500	19.13


EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 7, 2005 (including amendments thereto) with respect to the Common Stock of FFD Financial Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

November 7, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

CNM MANAGEMENT, LLC

By: /s/ Carmen Ilacqua

    Carmen Ilacqua

    Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Fred Disanto

FRED DISANTO

/s/ Carmen Ilacqua

CARMEN ILACQUA

Exhibit 2

Mr. Enos Loader

Chairman of the Board of Directors

FFD Financial Corporation

321 North Wooster Avenue

Dover, OH   44622

Dear Mr. Loader:

Thank you for spending time with us last week. We appreciated the opportunity to understand your perspective on the business. We have come to respect your, Mr. Clinton and Trent Troyer’s efforts as a result of our discussions. We believe Trent is a very capable executive and has done a solid job in his tenure as Chief Executive Officer. We would also like to compliment the turnaround in earnings, both in fiscal year 2005 and the first quarter of fiscal 2006. While we believe that the board, management and you have done a good job, we are now convinced that due to a combination of market forces and simple mathematics, a substantial change in direction is needed.

We have come to the conclusion that it is the best interest of all shareholders to sell the Company and maximize value via a competitive auction process. Despite being one of the few remaining independent community financial institutions in the New Philadelphia/Dover area, the market price does not reflect the potential value of FFD’s business franchise. Ancora believes that FFD should take action immediately to realize that potential value, and that operating under the current business model, the Company will never achieve more than modest profitability at best. We believe that FFD’s board of directors should engage a qualified investment banking firm to pursue a competitive auction process. The sale of FFD to an entity outside the New Philadelphia/Dover area that has a more actively traded and liquid stock, a greater depth of financial, staff, and other critical resources, and a more dynamic business model that could take advantage of untapped opportunities in the New Philadelphia/Dover area and maximize returns on the Company’s assets, is an ideal way, we believe, for FFD’s shareholders to realize the full potential value of their shares.

We feel that a sale of FFD in the current environment should result in proceeds to shareholders (in the form of securities or cash) of between $22 and $30 per share. The following table is a list of M&A transactions for small banking/thrift institutions (less than $500 million in assets) based in Ohio since the beginning of 2004:

Applying the low, average and high multiples of book value and franchise premium/core deposits from the above table to FFD’s current situation would result in the following values:

We believe, based on these numbers that it is highly likely that a sale of the bank via a competitive auction process would result in more than $22 per share of proceeds to FFD shareholders. In fact, it is more likely that the value could be realized in a range of $24-$30 given that FFD has superior profitability metrics to many of the companies falling in the low levels of the range. This is supported by the following  refined analysis only including those deals involving companies closer in size and profitability (as measured by Return on Equity) over the last two years, which yields the following results:

These numbers are significantly in excess of $15 per share, which was the price at which Ancora began buying shares in FFD. Without our recent purchases of the stock, it is highly likely that the price of FFD’s shares would still reside in that area. Based on the Company’s business model and future prospects, we do not believe it is likely that the shares will appreciate much above current levels without a strategic sale.

We ask that you and the board appoint Fred Disanto, Managing Partner of Ancora Advisors, LLC, to the Board of Directors. Collectively, we are now one of the largest holders of FFD stock, and we feel that our ownership position, and Fred’s background and wealth of experience in the industry, justify a board seat. Fred has significant experience in the finance/banking area. He is the former President of Maxus Investment Group and was one of the principals who oversaw its sale to Fifth Third Bancorp in 2000. Fred has numerous contacts in the banking arena and holds a number of valuable contacts with potential acquirers of FFD.

We thank you for your time. We hope that you will consider and pursue our good faith belief as to the best way to maximize the value of FFD for its shareholders.

Best,

Richard A. Barone

Fred Disanto

Chairman & Portfolio Manager

Managing Partner

Ancora Advisors, LLC

Ancora Advisors, LLC